Exhibit 12.1
Trecora Resources
Ratio of Earnings to Fixed Charges

The following table sets forth the calculation of our ratio of earnings to fixed charges for each of the periods indicated:

	Nine Months Ended	Year Ended December 31,
	September 30, 2015	2014	2013	2012	2011	2010
	(in thousands except ratio)

Income before taxes	$26,211	$22,718	$27,645	$16,225	$20,389	$3,778
Fixed charges(1)	1,936	1,510	911	963	1,155	1,171
Earnings available to cover fixed charges	$28,147	$24,228	$28,556	$17,188	$21,544	$4,949

Ratio of earnings to fixed charges	14.54	16.05	31.34	17.86	18.66	4.23

(1)Fixed charges consist of the sum of (i) interest expense and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and (ii) an estimate of the interest within rental expense (calculated based on a reasonable approximation of the interest factor).